

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

<u>Via Facsimile</u>
Mr. William Sawyer
Chief Executive Officer
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, TX 77027

> **Re: Lucas Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed June 29, 2011**
> **File No. 1-32508**

Dear Mr. Sawyer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief